FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

São Paulo, April 11, 2012.

MANAGEMENT PROPOSALS FOR THE ANNUAL AND SPECIAL SHAREHOLDERS MEETING ON APRIL 27, 2012

Content

At Annual Shareholders Meeting:

Proposal for Designation of Retained Earnings for the fiscal year

Capital Budgeting

Comments of the Administrators about the Company’s Financial Situation

Fiscal Council Nomination

Items 12.6 to 12.10 of Reference Form, CVM Instruction 480/2009

Proposal of Management, Fiscal Council and Advisory Board Global  Remuneration

Annex to the Proposal of Management, Fiscal Council and Advisory Board Global Remuneration

At Special Shareholders Meeting:

Investment Plan for the Fiscal Year of 2012

Management Proposal – Adjustment of Appraisal Report

Management Proposal – Ratification of the Acquisition of Control of Sendas Distribuidora S.A. (Art. 256 of Law 6.404/76)

Annex I to the Management Proposal – Ratification of the Acquisition of Control of Sendas Distribuidora S.A. (Art. 256 of Law 6.404/76)

Annex II to the Management Proposal – Ratification of the Acquisition of Control of Sendas Distribuidora S.A. (Art. 256 of Law 6.404/76)

Management Proposal – Capitalization of Reserves

Annex 14 of CVM Instruction 481/2009 – Capitalization of Reserves

Annex to Annex 14 of CVM Instruction 481/2009 – Capitalization of Reserves

Management Proposal – Capitalization of the Goodwill Special Reserve Portion

Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

Annex I to Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

Annex II to Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

Management Proposal – Amendment to the Company’s Bylaws

Annex to the Management Proposal – Amendment to the Company’s Bylaws

AT ANNUAL SHAREHOLDERS MEETING:

Proposal for Designation of Retained Earnings for the fiscal year

(Article 9 of CVM Instruction n. 481, of December 7, 2009 (“CVM Instruction 481/2009”))

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders meeting of 2012, according to Annex 9-1-II of CVM Instruction 481/2009 the following:

1.            Net income for the fiscal year

The Company’s Net Income on December 31, 2011 totals R$ 718,218,236.65. From this amount, R$ 365,910,911.83 will be designated for Legal Reserve.

2.            Overall amount and the value per share of the dividends, including advanced dividends and interest on the Company capital already declared

	Advanced Dividends	Proposal for Distribution of Dividends	TOTAL
Total Gross Amount	67,628,057.67	102,948,773.53	170,576,831.20
Amount per Common Share	0.244994903	0.372950601	0.617945504
Amount per Preferred Share	0.269494393	0.410245661	0.679740054

3.            Percentage of net income distributed for the exercise

Management proposes the distribution of twenty-five percent (25%) of the Company’s net income, provided for in Article 35 of the Company Bylaws.

4.            Overall amount and the amount per share of the dividends distributed based on income from previous fiscal years

There is no proposal for distribution of dividends based on income from previous years.

5.            Inform, upon deduction of advanced dividends and interest on the Company capital already declared:

a.            The gross amount of the dividend and interests on the Company capital, separately, per share of each type and class

The amount of the proposed dividends is R$ 0.372950601 per common share and R$ 0.410245661 per preferred share, upon deduction of the amount of the advanced dividends already distributed. There was no declaration of interests on the Company capital.

b.            Terms and deadline for payment of dividends and interest on the Company capital

As permitted by the Bylaws, the Management proposes that the dividends proposed for the Annual Shareholders’ Meeting shall be paid within up to sixty (60) days after its approval at the Meeting.

c.            Possible adjustment and interests on the dividends and interests on the Company capital

The dividends shall be paid within the above mentioned deadline, without any monetary adjustment between the date of its declaration and the date of its actual payment.

d.            Date of declaration of payment of the dividends and interests on the Company capital considered for identification of the shareholders entitled to be paid

	Advanced Distribution re. 1st quarter	Advanced Distribution re. 2st quarter	Advanced Distribution re. 3rd quarter	Proposal for Distribution of Dividends
Share Base for the Distribution	May 19, 2011	August 1, 2011	November 14, 2011	April 27, 2012
Date of Beginning of Negotiations Ex-Rights	May 20, 2011	August 2, 2010	November 16, 2011	April 30, 2012

6.            Declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods

There is no declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods.

7.            Comparative table indicating the following amounts per share of each type and class:

	2009	2010	2011
Net earnings for the fiscal year	591,579,628.27	722,421,870.97	718,218,236.65
Total dividend total distributed	140,500,161.71	171,575,194.36	170,576,831.20
Dividend related to Preferred Shares	0.587931773	0.690501017	0.679740054
Dividend related to Preferred Shares Class B	0.01	-	-
Dividend related to Common Shares	0.534483430	0.627728197	0.617945504

8.            Designation of income for the legal reserve

a.            Identify the amount designed for the legal reserve

Pursuant to Law 6,404/76, the management proposes the designation of R$ 35,910,911.83 to legal reserve.

b.            Provide details as concerns the calculation of the legal reserve

Earnings before Taxes/Interest in the Company capital	803,297,985.61
Taxes/ Interest in the Company capital	(85,079,748.96)
Net Income	718,218,236.65
Legal Reserve (5% of the Net Income)	35,910,911.83

9.            If the Company has preferred shares entitled to fixed or minimum dividends

a.         Describe the calculation of the fixed or minimum dividends

The owners of the Company preferred shares have priority on the payment of an annual minimum dividend in the amount of R$ 0.08 per one (1) share, non-cumulative. In addition, to each preferred share, a dividend ten percent (10%) higher than that granted to each common share is granted, in accordance with Article 17, Paragraph 1, of Law 6,404/76, as amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to the preferred shares, the amount paid as minimum annual dividend.

b.         Inform whether the income for the fiscal year is sufficient for full payment of the fixed or minimum dividends

Yes, it is sufficient.

c.         Inform whether an unpaid part is cumulative

There is no unpaid part of fixed or minimum dividends.

d.         Identify the overall amount of the fixed or minimum dividends to be paid to each class of preferred shares

Preferred Shares
Overall amount of the dividend paid in advance to the holders of preferred shares	R$ 43,207,002.26
Overall amount of the dividend to be paid to the holders of preferred shares	R$ 65,773,113.18
Overall amount of the dividend paid to the holders of preferred shares	R$ 108,980,115.44

e.         Identify the fixed or minimum dividends to be paid per preferred share of each class

Preferred Shares
Amount of the dividend paid in advance to each class of preferred share	R$ 0.269494393
Overall amount of the dividend to be paid to each class of preferred share	R$ 0.410245661
Overall amount of the dividend paid to each class of preferred share	R$ 0.679740054

10.          With respect to the mandatory dividend

a.            Describe the calculation stipulated by the Bylaws

In accordance with Article 35, Paragraph 1 of the Company Bylaws, the shareholders shall have the right to receive, in each fiscal year, as dividends, a mandatory percentage of twenty-five percent (25%) on the net income for the fiscal year, with the following adjustments: (a) the deduction of the amounts designed for, in the fiscal year, legal reserve and contingencies reserve; and (b) the addition of the amounts resulting from reversion, in the fiscal year, of contingencies reserve previously composed.

The payment of dividend stipulated under the abovementioned terms may be limited to the amount of net income for the fiscal year in which it was realized under the law, provided that the difference be registered as reserve of income to be realized.

The earnings registered under the reserve of income to be realized, whenever realized and if they are not absorbed by losses incurred in subsequent fiscal years, shall be added to the first dividend declared following realization.

b.            Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c.            Inform the amount occasionally retained

There is no retention of mandatory dividend as a result of the financial situation of the Company.

11.          Retained mandatory dividend as a result of the financial situation of the Company

There is no retention of mandatory dividend as a result of the financial situation of the Company.

12.          Designation of income for contingencies reserve

There is no designation of income for the contingencies reserve.

13.          Designation of income for the reserve of income to be realized

There is no designation of income for the reserve of income to be realized.

14.          Designation of income for reserves stipulated by the Bylaws

a          Describe the Articles contained in the Bylaws providing for the reserve

The reserve for expansion is provided for by Article 35, Paragraph 2 of the Company Bylaws, to wit:

“Article 35 – (...) Paragraph 2 – The Reserve for Expansion is created and has the purpose of ensuring funds to finance additional applications of fixed and working capital and shall be formed with up to one hundred percent (100%) of the remaining net income after the designations stipulated by letters "a" [legal reserve], "b" [contingencies reserve], and "c" [dividend] of item IV, in that the total amount of such reserve may not exceed the amount of the Company’s Capital Stock.”

b.         Identify the amount designated for the reserve

The Management proposes the retained earnings designated for the reserve for expansion in the amount of R$ 460,557,444.25.

c.         Describe the calculation

The amount designated for the Reserve for Expansion is equivalent to 90% of the Adjusted Net Income for the fiscal year ended on December 31, 2011. The Adjusted Income is calculated as follows:

Net Income for the Fiscal Year	R$ 718,218,236.65
Legal Reserve (5%)	R$ (35,910,911.83)
Tax Base for Dividends	R$ 682,307,324.82
Dividends (25%)	R$ (170,576,831.20)
Adjusted Net Income	R$ 511,730,493.61
Reserve for Expansion (90%)	R$ 460,557,444.25

15.          Retained earnings provided for by capital budgeting

a.         Identify the amount of retained earnings

Management proposes that earnings be retained in the amount of R$ 511,730,493.61, in that R$ 460,557,444.25 for the reserve for expansion (under Article 35, Paragraph 2 of the Company Bylaws) and R$ 51,173,049.36 based on capital budgeting under Article 196, Paragraph 2 of Law 6,404/76.

b.         Provide a copy of the capital budgeting

See next document.

16.          Designation of the income for the tax incentives reserve

There is no designation of income for any tax incentives reserves.

São Paulo, February 16, 2012

BOARD OF EXECUTIVE OFFICERS

Capital Budgeting

To the Shareholders: In accordance with Article 196 of Law 6,404/76, the Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby:

1.         Informs the designation of the Retained Earnings for 2010 (Reserve for Expansion and Capital Budgeting) as approved at the 2011 Annual and Special Shareholders’ Meeting, as follows:

(i) The Company’s Investment Plan for 2011 totaled up to R$ 1,410,000,000.00. However, the investment made by the Company totaled R$ 1,582,723,505.47, broken down as follows: R$ 245,778,959.24 for the opening of new stores and purchase of land, R$ 660,803,408.08 for refurbishment of stores and R$ 676,141,138.15 for infrastructure (IT, Logistics and others).

(ii) The Reserve for Expansion and the Capital Budgeting approved at the 2011 Annual and Special Shareholders’ Meeting were used to support those investments. The difference was borne both with cash provided by its operating activities and proceeds raised from third parties.

(iii) The Management will propose to the shareholders at the 2012 Annual and Special Shareholders’ Meeting the capital increase in the amount equivalent to the Reserve for Expansion and the Capital Budgeting, without issuance of new shares by the Company. This Management Proposal with details on the capital increase will be submitted to the Fiscal Council, to the Board of Directors and to the Annual and Special Shareholders Meeting.

2.                       Proposes the retention of R$ 511,730,493.61 from the 2011 adjusted net profit in order to borne the 2012 Investment Plan to be approved by the Board of Directors e and by the shareholders, of which (i) R$ 460,557,444.25 to the Reserve for Expansion (Article 35 – Paragraph 2 of the Company’s Bylaws) and R$ 51,173,049.36 to the Capital Budgeting (Article 196 of Law 6,404/76);

2.1 Under the terms of the Investment Plan proposed by the Company’s Management for 2012, investments of up to R$ 1,966,000,000.00 are included, broken down as follows:

(i) R$ 1,021,000,000.00 for store openings, purchase of land and store conversions;

(ii) R$ 454,351,000.00 for store refurbishing; and

(iii) R$ 490,649,000.00 for infrastructure (IT, Logistics and others).

a.     In addition to the amount retained as Reserve for Expansion (Article 35, paragraph 2, of the Company’s Bylaws) and Capital Budgeting cited above, totaling R$ 511,730,493.61, the Company may support the investments proposed for 2012 using cash provided by its operating activities, as well as proceeds raised from third parties.

This is our proposal.

São Paulo, February 16, 2012.

BOARD OF EXECUTIVE OFFICERS

Comments of the Administrators about the Company’s Financial Situation

Item 10 of Reference Form, CVM Instruction n. 480, of December 7, 2009 (“CVM Instruction 480/2009”)

Fiscal Council Nomination

(according to Article 10 of CVM Instruction 481/2009)

Pursuant to CVM Instruction 481/2009, article 10, some information on the candidates to our Fiscal Council is shown below, which will be decided by our shareholders at the Annual Shareholders’ Meeting to be held on April 27, 2012.

Fiscal Council

1) Fernando Maida Dall'Acqua (nominated by the controlling group to effective member of the fiscal council), born in 1949, he has been Chairman of the Fiscal Council since 2009. He is currently a Board member at Via Varejo S.A., Board member and Audit Committee member at ISA-CTEEP and Audit Committee member at the O Estado de São Paulo newspaper, in addition to providing consulting services to major companies on mergers and acquisitions, economic and financial valuation and tax advisory services. He was Finance Secretary to the São Paulo state government, has held financial, tax, budget and strategic management positions, besides serving as a member of the São Paulo State Privatization Council. He was also member of the Board of Directors and the Sarbanes-Oxley Audit Committee at Sabesp, and member of the Boards of CESP, PRODESP, DERSA, Banco Nossa Caixa and Banespa, besides serving on the Advisory Board of Grupo Pão de Açúcar. He holds a master’s degree in business administration from the Getulio Vargas Foundation, a PhD in Economic Development from the University of Wisconsin-Madison, USA, and received the post-doctoral title of “Livre Docente” in Business Administration from the Getulio Vargas Foundation, and Professor of the School of Administration of São Paulo (Getulio Vargas Foundation). He was also a Fellow at Michigan State University, U.S.A.

Antonio Luiz de Campos Gurgel (nominated by the controlling group to substitute member of the fiscal council), born in 1940, he has been an alternate member of the Fiscal Council since 2009. Currently, he is a member of the Fiscal Council of Via Varejo S.A. He served as Fiscal Auditor of the Brazilian Internal Revenue Service, and, as advisor, he worked with companies such as Cargill Agrícola S.A., Companhia Energética do Estado de São Paulo - CESP, Hewlett-Packard Brasil Ltda., IBM Brasil Indústria, Máquinas e Serviços Ltda., TELESP - Telecomunicações de São Paulo S.A., Volkswagen do Brasil Indústria de Veículos Automotores Ltda., Banco Bradesco S.A., Banco Itaú Unibanco S.A. and Banco Real ABN Amro S.A. He worked as associate professor in the Accounting, Finance and Control Department of FGV/EAESP. He graduated in Business Administration from FGV/EAESP and holds an MBA from the Michigan State University, U.S.A.

2) Mario Probst (nominated by the controlling group to effective member of the fiscal council), born in 1953, he has been a member of the Fiscal Council since 2009. Mr. Probst was partner of KPMG Auditores Independentes and is currently a member of the Fiscal Council of Via Varejo S.A., member of the Audit Committee of Odontoprev S.A. and Ultrapar Participações S.A. He graduated in Business Administration from the Getulio Vargas Foundation and in Accounting Sciences from the College of Political and Economic Sciences of Rio de Janeiro.

John Michel Pimenta de Moraes Streithorst (nominated by the controlling group to substitute member of the fiscal council), born in 1970, he has been an alternate member of the Fiscal Council since 2009. He is currently a member of the Fiscal Council of Via Varejo S.A., and member of the Investment Committee of Capital Mezanino FIP. He was member of the Investment Committee and director of Icatu Equity Partners and member of the Investment Committee of AIG Latin American Equity Partners. He holds a computer engineering degree from the Campinas State University (UNICAMP).

3) Raimundo Lourenço Maria Christians (nominated to effective member of the fiscal council), born in 1957, he has been a member of the Fiscal Council since 2011, when he was appointed by preferred shareholders. He begun his career at PricewaterhouseCoopers from 1979 to march 25, 2011, when he retired. In 32 years, worked on accounting and financial areas and lately on fiscal matters. Became parent in 1994 and was elected member of the Global Governance Board (2001 to 2005) and Oversight Board to South America (2000 to 2005) from PwC. Currently is a member of Board of Directors of General Shopping do Brasil S.A., chairman of the Audit Committee of Dasa - Diagnósticos da América S.A. and chairman of Fiscal Council of Kroton Educacional S.A.. He is also Officer at Holland-Brazil Commerce Chamber and member of Finance, Accounting and Financial markets commission at Brazilian Corporate Governance Institute. He holds a bachelor’s degree in accounting of Universidade Católica de Campinas - PUCC.

Eduardo Cysneiros de Morais (nominated to substitute member of the fiscal council), born in 1974, started his carreer in 1998 at Matrix Bank, as buy-side analyst. Worked for Claritas in March 2002 as Portfolio Manager, variable income analyst and became partner in 2005. He is currently member of the fiscal council of Taesa, Cremer and OHL and held in 2009 the same position in Medial and Cremer. He is also member of the AMEC’s technical committee. He holds bachelor in economics at UFRJ and is certified at AMBIMA (CGA) and CFA.

Items 12.6 to 12.10 of Reference Form, CVM Instruction 480/2009

12.6. With respect to each of the officers, directors and members of the fiscal council, indicate in table form: (a) name; (b) age; (c) profession; (d) CPF (tax registration number) pr passport number; (e) office held; (f) date of election or appointment; (g) date of investiture into office; (e) term of office; (f) other positions or functions held in the issuer; and (g) whether elected or appointed by the controlling shareholder, or not.

(a) name	Fernando Maida Dall'Acqua
(b) age	62
(c) profession	College Teacher
(d) CPF (tax registration number) pr passport number	655.722.978-87
(e) office held	Chairman of the Fiscal Council
(f) date of election or appointment	04/27/2012
(g) date of investiture into office	04/27/2012
(h) term of office	1 year
(i) other positions or functions held in the issuer	-
(j) whether elected or appointed by the controlling shareholder, or not	Yes

(a) name	Antonio Luiz de Campos Gurgel
(b) age	71
(c) profession	Business Administrator
(d) CPF (tax registration number) pr passport number	030.703.368-68
(e) office held	Substitute Member of the Fiscal Council
(f) date of election or appointment	04/27/2012
(g) date of investiture into office	04/27/2012
(h) term of office	1 year
(i) other positions or functions held in the issuer	-
(j) whether elected or appointed by the controlling shareholder, or not	Yes

(a) name	Mario Probst
(b) age	58
(c) profession	Business Administrator
(d) CPF (tax registration number) pr passport number	029.415.318-74
(e) office held	Effective Member of the Fiscal Council
(f) date of election or appointment	04/27/2012
(g) date of investiture into office	04/27/2012
(h) term of office	1 year
(i) other positions or functions held in the issuer	-
(j) whether elected or appointed by the controlling shareholder, or not	Yes

(a) name	John Michel Pimenta de Moraes Streithorst
(b) age	41
(c) profession	Computer Engineer
(d) CPF (tax registration number) pr passport number	001.186.767-17
(e) office held	Substitute Member of the Fiscal Council
(f) date of election or appointment	04/27/2012
(g) date of investiture into office	04/27/2012
(h) term of office	1 year
(i) other positions or functions held in the issuer	-
(j) whether elected or appointed by the controlling shareholder, or not	Yes

(a) name	Raimundo Lourenço Maria Christians
(b) age	55
(c) profession	Accountant
(d) CPF (tax registration number) pr passport number	033.848.668-27
(e) office held	Effective Member of the Fiscal Council
(f) date of election or appointment	04/27/2012
(g) date of investiture into office	04/27/2012
(h) term of office	1 year
(i) other positions or functions held in the issuer	-
(j) whether elected or appointed by the controlling shareholder, or not	No

(a) name	Eduardo Cysneiros de Morais
(b) age	38
(c) profession	Economist
(d) CPF (tax registration number) pr passport number	017.971.487-29
(e) office held	Substitute Member of the Fiscal Council
(f) date of election or appointment	04/27/2012
(g) date of investiture into office	04/27/2012
(h) term of office	1 year
(i) other positions or functions held in the issuer	-
(j) whether elected or appointed by the controlling shareholder, or not	No

12.7. Provide the information mentioned in item 12.6 for the members of committees provided for in the issuer’s bylaws, and of audit, risk, financial and compensation committees or structures are not provided for in the bylaws

Not applicable

12.8. For each of the officers, directors and members of the fiscal council, provide:: a. résumé, containing the following information: (i). main Professional experience over the last five years, indicating: name of the company, position and duties inherent in the position, principal activity of the company in which such experience occurred, identifying companies or organizations that belong (i) to the issuer’s economic group, or (ii) to shareholders who hold, directly or indirectly, 5% or more of a single kind or class of the issuer’s securities; ii. all management positions that the individual holds or has held in publicly-traded companies; b. a description of any of the following events, if they occurred in the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding before the CVM and the penalties applied; iii. any conviction under an administrative or judicial decision that hás become final and that suspended or disqualified the individual from the practice of any professional or commercial activity.

Mr. Fernando Maida Dall'Acqua is currently a Board member at Via Varejo S.A., Board member and Audit Committee member at ISA-CTEEP and Audit Committee member at the O Estado de São Paulo newspaper, in addition to providing consulting services to major companies on mergers and acquisitions, economic and financial valuation and tax advisory services. He was Finance Secretary to the São Paulo state government, has held financial, tax, budget and strategic management positions, besides serving as a member of the São Paulo State Privatization Council. He was also member of the Board of Directors and the Sarbanes-Oxley Audit Committee at Sabesp, and member of the Boards of CESP, PRODESP, DERSA, Banco Nossa Caixa and Banespa, besides serving on the Advisory Board of Grupo Pão de Açúcar. He holds a master’s degree in business administration from the Getulio Vargas Foundation, a PhD in Economic Development from the University of Wisconsin-Madison, USA, and received the post-doctoral title of “Livre Docente” in Business Administration from the Getulio Vargas Foundation, and Professor of the School of Administration of São Paulo (Getulio Vargas Foundation). He was also a Fellow at Michigan State University, U.S.A.

Mr. Antonio Luiz de Campos Gurgel served as Fiscal Auditor of the Brazilian Internal Revenue Service, and, as advisor, he worked with companies such as Cargill Agrícola S.A., Companhia Energética do Estado de São Paulo - CESP, Hewlett-Packard Brasil Ltda., IBM Brasil Indústria, Máquinas e Serviços Ltda., TELESP - Telecomunicações de São Paulo S.A., Volkswagen do Brasil Indústria de Veículos Automotores Ltda., Banco Bradesco S.A., Banco Itaú Unibanco S.A. and Banco Real ABN Amro S.A. He worked as associate professor in the Accounting, Finance and Control Department of FGV/EAESP. He graduated in Business Administration from FGV/EAESP and holds an MBA from the Michigan State University, U.S.A.

Mr. Mario Probst was partner of KPMG Auditores Independentes and is currently a member of the Fiscal Council of Via Varejo S.A., member of the Audit Committee of Odontoprev S.A. and Ultrapar Participações S.A. He graduated in Business Administration from the Getulio Vargas Foundation and in Accounting Sciences from the College of Political and Economic Sciences of Rio de Janeiro.

Mr. John Michel Pimenta de Moraes Streithorst was member of the Investment Committee and director of Icatu Equity Partners and member of the Investment Committee of AIG Latin American Equity Partners. He holds a computer engineering degree from the Campinas State University (UNICAMP).

Mr. Raimundo Lourenço Maria Christians begun his carreer at PricewaterhouseCoopers from 1979 to march 25, 2011, when he retired. In 32 years, worked on accounting and financial areas and lately on fiscal matters. Became parent in 1994 and was elected member of the Global Governance Board (2001 to 2005) and Oversight Board to South America (2000 to 2005) from PwC. Currently is a member of Board of Directors of General Shopping do Brasil S.A., chairman of the Audit Committee of Dasa - Diagnósticos da América S.A. and chairman of Fiscal Council of Kroton Educacional S.A.. He is also Officer at Holland-Brazil Commerce Chamber and member of Finance, Accounting and Financial markets commission at Brazilian Corporate Governance Institute. He holds a bachelor’s degree in accounting of Universidade Católica de Campinas - PUCC.

Mr. Eduardo Cysneiros de Morais started his carreer in 1998 at Matrix Bank, as buy-side analyst. Worked for Claritas in March 2002 as Portfolio Manager, variable income analyst and became partner in 2005. He is currently member of the fiscal council of Taesa, Cremer and OHL and held in 2009 the same position in Medial and Cremer. He is also member of the AMEC’s technical committee. He holds bachelor in economics at UFRJ and is certified at AMBIMA (CGA) and CFA.

12.9. State the existence of a spousal relationship, stable union or kinship to the second degree between: (a) the issuer’s officers and directors; (b) (i) the issuer’s officers and directors and (ii) the officers and directors of companies controlled directly or indirectly by the issuer; (c) (i) the officers and directors of the issuer or of companies controlled and (ii) the direct or indirect controlling shareholders of the issuers; and (d) (i) the issuer’s officers and directors and (ii) the officers and directors of companies that control the issuer, directly and indirectly.

Not Applicable

12.10. Describe relationships of subordination (employment), provision of services or control existing in the last three fiscal years between the issuer’s officers and directors and: a. any company controlled directly and indirectly by the issuer; b. the issuer’s direct or indirect controlling shareholder; and c. where relevant, any supplier, customer, debtor or creditor of the issuer, or its controlled or controlling companies, or controlled or controlling companies of any of such persons

Name of our administrator	Position in our Company	Controlled company	Position in the controlled company
Fernando Maida Dall'Acqua	Chairman of the fiscal council	Via Varejo S.A.	Chairman of the fiscal council
Antonio Luiz de Campos Gurgel	Substitute member of the fiscal council	Via Varejo S.A.	Substitute member of the fiscal council
Mario Probst	Effective member of the fiscal council	Via Varejo S.A.	Effective member of the fiscal council
John Michel Pimenta de Moraes Streithorst	Substitute member of the fiscal council	Via Varejo S.A.	Substitute member of the fiscal council
Raimundo Lourenço Maria Christians	Effective member of the fiscal council	Via Varejo S.A.	Effective member of the fiscal council
Eduardo Cysneiros de Morais	Substitute member of the fiscal council	Via Varejo S.A.	Substitute member of the fiscal council

Proposal of Management, Fiscal Council and Advisory Board Global Remuneration

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders’ Meeting the Proposal of Management, Fiscal Council and Advisory Board Global Remuneration for the fiscal year of 2012, as follows:

1. Management: up to R$ 52,622,289.00, to be divided as follows: (i) R$ 7,836,200.00 to the Company’s Board of Directors; and (ii) R$ 44,786,089.00 to the Board of executive officers, not considering the granting of stock options under the stock option plan in force.

2. Fiscal Council: up to R$ 504.000,00.

3. Advisory Board: up to R$ 198.000,00.

The Section 13 of the Reference Form of the Company is attached to this management proposal in compliance with Article 12, item II, of CVM Instruction 481/2009.

This is our proposal.

São Paulo, April 11, 2012.

BOARD OF EXECUTIVE OFFICERS

Annex to the Proposal of Management, Fiscal Council and Advisory Board Global Remuneration

(Item 13 of the Reference Form, ICVM 480/2009)

AT SPECIAL SHAREHOLDERS MEETING:

Investment Plan for the Fiscal Year of 2012

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders’ Meeting the Investment Plan for the fiscal year of 2012 in the amount of up to R$ 1,966,000,000.00, broken down as follows: (i) R$ 1,021,000,000.00 for store openings, purchase of land and store conversions; (ii) R$ 454,351,000.00 for store refurbishing; and (iii) R$ 490,649,000.00 for IT infrastructure, logistics and others.

In order to execute the investment plan, the Company will use the portion of the adjusted net profit retained to the Reserve of Expansion and to the Capital Budgeting, as proposed by Management, totaling R$ 460,557,444.25 and R$ 51,173,049.36, respectively. In addition to such amount, the Company may support the investments proposed for 2012 using cash provided by its operating activities, as well as proceeds raised from third parties.

This is our proposal.

São Paulo, April 11, 2012.

BOARD OF EXECUTIVE OFFICERS

Management Proposal – Adjustment of Appraisal Report

Dear Shareholders: the Administration of the COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, in seeking to attend to the Company’s current needs, proposes that the Annual and Special Shareholders’ Meeting to be held April 27, 2012 approve the new appraisal report issued by auditors MAGALHÃES ANDRADE S/C AUDITORES INDEPENDENTES, rectifying the report they issued on September 5, 1997, whose substance was approved at the Special Shareholders’ Meeting held September 30, 1997 and supported the merger of the company GAAM S/A Comercial e Administradora, among others, by the Company (the “Report”).

Such Report described the assets and liabilities of the merged companies, including specifying the properties they owned. It happened that the description of one of GAAM S/A Comercial e Administradora’s properties did not match the respective registration, thus making the corresponding registration with the competent Registro de Imóveis impossible.  For purposes of elucidation, the description of the property included in the appraisal report of September 5, 1997, and the correct description included in the registration expedited by the competent Registro de Imóveis follow:

            Description of the appraisal report of September 5, 1997:

“Two houses at Rua Fradique Coutinho nºs 301 and 303, Vila Cerqueira Cesar, in the  45th Sub-district, Pinheiros, and the terrain measuring 8m at the front, by 50m from front to back, with an area of 400m2, abutting on one side the building nº 41, on the other with Marcondes Pedrosa and in back with the rights holder”

            Description included in the registration expedited by the competent Registro de Imóveis:

“A piece of land at Rua Fradique Coutinho, Vila Cerqueira César, in the 45th Sub-district, Pinheiros, measuring 8m at the front, by 50m from front to back, with an area of 400m2, abutting on one side building nº 297, on the other building nº 315, and in back the terrain owned by Rosa Louise Guttman Prates”

Thus, it is necessary to approve a new appraisal report rectifying the description included in the original Report.

This proposal will also be submitted for the consideration of the Company’s Board of Directors, pursuant to its By-laws.

The Report is available to Shareholders at the Company’s headquarters at Avenida Brigadeiro Luis Antônio, nº 3.142, in the Capital of the State of São Paulo and on the websites of Investor Relations for the Company (www.gpari.com.br), BM&FBOVESPA (www.bmfbovespa.com.br) and the Comissão de Valores Mobiliários (www.cvm.gov.br).

The Administrators present at the Shareholders’ Meeting will be ready to provide all the information that Shareholders deem convenient and necessary for their sovereign decisions. This is the proposal we have to offer, of which we hope for approval.

São Paulo, April 11, 2012

THE BOARD OF EXECUTIVE OFFICERS

Management Proposal – Ratification of the Acquisition of Control of Sendas Distribuidora S.A. (Art. 256 of Law 6.404/76)

Dear Shareholders: the Administration of the COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to Shareholders, for consideration in the Annual and Special Shareholders’ Meeting to be held April 27, 2012:

(i) the ratification, under the terms of art. 256 of Law 6.404/76, of the acquisition of the remaining participation of Sendas Distribuidora S.A. (“Sendas Distribuidora”) by Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), a subsidiary of the Company, by means of which the Company and its controlled entities Sé Supermercados Ltda. and Barcelona together came to hold all of the capital stock of Sendas Distribuidora, of which they were already owners of 57.43% (the “Acquisition”);

(ii) the ratification of the hiring of PricewaterhouseCoopers Corporate Finance & Recovery Ltda., a company headquartered in the Capital of the State of São Paulo, at Avenida Francisco Matarazzo, nº 1.400, Torre Torino, Água Branca, registered with the CNPJ/MF under nº 05.487.514/0001-37 (“PwC”), as the specialized company to proceed with the appraisal of the shares of Sendas Distribuidora, in relation to the Acquisition, for the purposes contemplated in art. 256 of Law 6.404/76; and

(iii) the approval of the appraisal report prepared by PwC, under the terms of §1 of art. 256 of Law 6.404/76 (the “Appraisal Report”).

The information with respect to PwC, in conformity with the provision in Annex 21 of CVM Instruction 481/2009, is attached to this proposal as Annex I.

It should be noted that the terms and conditions of the Acquisition have already been presented to Shareholders through the Material Event Notice and Administration Proposal published on February 23, 2011, and were approved by Shareholders gathered at the Company’s Special Shareholders’ Meeting held on March 14, 2011. However, as in light of the Appraisal Report the need to submit the Acquisition to the Shareholders’ Meeting, under the terms of art. 256 of Law 6.404/76, was noted, the information contemplated in Annex 19 of ICVM 481/2009, is attached hereto as Annex II.

In addition, it should be noted that, under the terms of §2 of art. 256 and item II of art. 137 of Law 6.404/76, the dissident shareholder right to withdrawal is not applicable, once the liquidity and dispersion criteria for the Company’s shares are met.

The Appraisal Report for purposes of the Acquisition is available to Shareholders at the Company’s headquarters at Avenida Brigadeiro Luis Antônio, nº 3.142, in the Capital of the State of São Paulo and on the websites of Investor Relations for the Company (www.gpari.com.br), BM&FBOVESPA (www.bmfbovespa.com.br) and the Comissão de Valores Mobiliários (www.cvm.gov.br).

São Paulo, April 11, 2012.

THE BOARD OF EXECUTIVE OFFICERS

Annex I to the Management Proposal – Ratification of the Acquisition of Control of Sendas Distribuidora S.A. (Art. 256 of Law 6.404/76)

(Annex 21 of ICVM 481/2009 – Information on Appraisers)

1.         List the appraisers recommended by the administration

The Administration of the Company recommends approval of the ratification of the hiring of PricewaterhouseCoopers Corporate Finance & Recovery Ltda., a company headquartered in the Capital of the State of São Paulo, at Avenida Francisco Matarazzo, nº 1.400, Torre Torino, Água Branca, registered with the CNPJ/MF under nº 05.487.514/0001-37 (“PwC”), which prepared the appraisal report of Sendas Distribuidora, for the purposes of art. 256 of Law 6.404/76, in the context of the acquisition of the remaining participation of Sendas Distribuidora by Barcelona, a subsidiary of the Company.

2.         Describe the capacity of the recommended appraisers

The appraiser recommended by the Company’s Administration has renowned experience for purposes of preparing the appraisal report in question, as can be seen on its website (www.pwc.com.br).

3.         Furnish a copy of the proposed work and compensation of the recommended appraisers

The remuneration of the appraiser recommended by the Company’s Administration to prepare the appraisal report in question will be R$150,000.00 (one hundred fifty thousand Reais), in accord with the work proposal presented to the Company’s Administration and available to Shareholders at the Company’s headquarters.

4.         Describe any material relationship existing in the last 3 (three) years among the recommended appraisers and parties related to the company, as defined by the accounting rules that deal with these matters

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. provides corporate and tax consulting services to Diniz Group.

Annex II to the Management Proposal – Ratification of the Acquisition of Control of Sendas Distribuidora S.A. (Art. 256 of Law 6.404/76)

(Annex 19 of CVM Instruction 481/2009 – Acquisition of Control)

1.    Describe the deal

The acquisition, by Barcelona, a subsidiary of the Company, of the shares issued by Sendas Distribuidora, not held yet by the Company, directly or indirectly, and currently owned by Sendas S.A. (“Seller”).

2.    Inform the reason, under the bylaws or the legislation, for which the deal was submitted to approval by the meeting

Article 256 of Law n. 6.404/76.

3.    As regards the company whose control has been or will be acquired:

a.      Inform the name and identification data

Sendas Distribuidora S.A., a Brazilian corporation, with registered offices in the City of São João de Meriti, State of Rio de Janeiro, on Rua João Antonio Sendas, 286, Jardim José Bonifácio, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under number 06.057.223/0001-71.

b.      Number of issued shares or quotas of each class or type

Sendas Distribuidora’s corporate capital, until the Annual and Special Shareholders Meeting of such company held on March 14, 2011, that approved the deal, was divided into 1,057,084,802 shares, all of which are registered and without par value, of the following classes and types:

(i)             500,002,000 common shares class “a”;

(ii)            58,229,050 common shares class “b”;

(iii)           341,770,950 preferred shares class “a”; and

(iv)          157,082,802 preferred shares class “b”.

c.      List all of the controlling shareholders or members of the controlling block, either direct or indirect, and their interest in the company capital, in the event they are related parties, as defined by the accounting rules on such matter

SHAREHOLDER	ONA	%	ONB	%	PNA	%	PNB	TOTAL	%
SÉ	250,000,000	49.9998%	29,114,525	50.0000%	170,885,469	50.0000%	0	449,999,994	42.5699%
CBD	1,000	0.0002%	0	0.0000%	0	0.0000%	157,082,802	157,083,802	14.8601%
SENDAS S.A.	250,001,000	50.0000%	29,114,525	50.0000%	170,885,471	50.0000%	0	450,000,996	42.5700%
OUTHER	0	0.0000%	0	0.0000%	10	0.0000%	0	10	0.0000%
TOTAL	500,002,000	100.00%	58,229,050	100.00%	341,770,950	100.00%	157,082,802	1,057,084,802	100.00%

d.      For each class or type of shares or quotas of the company whose control will be acquired, one must inform:

i.        The minimum, average and maximum sale price (quote) for each year, on the markets where they are traded, along the past three (3) years.

Not applicable, since Sendas Distribuidora is a closely-held corporation and its shares are not traded in any market.

ii.      The minimum, average and maximum sale price (quote) for each quarter, on the markets where they are traded, along the past two (2) years.

Not applicable, since Sendas Distribuidora is a closely-held corporation and its shares are not traded in any market.

iii.     The minimum, average and maximum sale price (quote) for each month, on the markets where they are traded, along the past six (6) months.

Not applicable, since Sendas Distribuidora is a closely-held corporation and its shares are not traded in any market.

iv.     The average sale price (quote), on the markets where they are traded, for the past 90 days.

Not applicable, since Sendas Distribuidora is a closely-held corporation and its shares are not traded in any market.

v.       The amount of the net worth at market prices, if the information is available;

R$ 501,900,000.00 (Five hundred and one millions, nine hundred thousand Brazilian Reais).

vi.     The amount of the annual net profits for the past two (2) fiscal years, monetarily updated

		Annual net profits per class
		Fiscal year ended on December 31
	Amount of Shares	2009	2010
ONA	500,002,000	10,496,400.26	1,550,617.95
ONB	58,229,050	1,222,385.94	180,581.30
PNA	341,770,950	7,174,700.68	1,059,908.10
PNB	157,082,802	3,297,594.74	487,148.88

TOTAL		22,191,081.62	3,278,256.22

4.    Major terms and conditions of the deal, including:

a.      Sellers’ identification

Sendas S.A., a Brazilian corporation, with registered offices in the city of São João de Meriti, State of Rio de Janeiro, at Rodovia Presidente Dutra, 4674, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under number 31.911.548/0001-17.

b.      Total number of shares or quotas acquired or to be acquired

250,001,000 common shares class “a”, all of which are registered and without par value.

c.      Total price

R$ 377,000,000.00

d.      Price per share or quota of each type or class

R$ 1.507994 per common share class “a”.

e.      Payment terms

Payment is to be made in 7 installments, the first of which in the amount of R$ 59,000,000.00, to be due on the closing date, and another 6 annual installments in the amount of R$ 53,000,000.00, to be due on July 1st 2011 to 2016. The amount of the 4th and 7th installments shall be updated under the IPCA as of July 1st, 2010.

f.       Suspensive and resolutive conditions to which the deal is subject

The deal is not subject to suspensive or resolutive conditions.

g.      Summary of seller’s representations and warranties

The seller and its controlling company, Sendas Empreendimentos e Participações Ltda. (“Sendas Empreendimentos”) have provided to the Company representations and warranties typical of deals of a like nature, especially those concerning the (i) qualification, legitimacy and authority, (ii) absence of violation and consent; (iii) no pending disputes, (iv) ownership to the shares, and (v) intellectual property assets.

h.      Rules on indemnification to be paid to purchasers

Both the Seller and Sendas Empreendimentos agree to be jointly and severally liable for compensating and holding Barcelona, the Companhia, Sendas Distribuidora and Sé, as well as their managers, employees, successors and/or assignees, harmless from any losses, damages, fines, penalties, injuries, costs and expenses that might be incurred, directly or indirectly, by any party above, as a result of: (i) any breach, misrepresentation, omission, error, mistake or inaccuracy of the representations and warranties provided by the Seller and by Sendas Empreendimentos; (ii) any breach, by the Seller and/or Sendas Empreendimentos of any commitment or obligation undertaken according to the purchase and sale commitment executed between the parties; and (iii) any supervening liabilities, including any and all obligations, either principal or ancillary, debts, actions, omissions, facts, responsibilities or contingencies of any nature, including but not limited to tax, labor, social security, regulatory, civil or commercial nature, and including attorney fees, resulting from acts, facts and/or omissions prior to February 1st 2004, and/or after such date (including, as a clarification, tax payments in installments granted after such date, but the object of which are debts originating from acts, facts and/or omissions prior to February 1st, 2004), not registered or registered, known or unknown, either disclosed or not disclosed to Barcelona, to the Company or to Sendas Distribuidora, connected with Seller’s transactions which might in any way be imputed to Sendas Distribuidora, the Companhia, Sé and/or Barcelona.

i.       Governmental approvals required

The transaction was approved by the Brazilian competition authorities.

j.       Guarantees offered

The Company is the grantor and main debtor, being jointly liable with Barcelona, for the due performance of all the obligations undertaken by Barcelona under the purchase and sale commitment executed between the parties. In the same manner, Sendas Empreendimentos is the grantor and main debtor, being jointly liable with the Seller, for the due performance of all the obligations undertaken by the Seller under the purchase and sale commitment executed between the parties.

5.    Describe the purpose of the deal

On October 19, 2006, Sendas S.A. notified the Company, exercising the purchase option, under Clause 6.7 of Sendas Distribuidora’s Shareholders’ Agreement, as a result of an alleged transfer of control of the company to its co-controlling owner, Casino Guichard-Perrachon. However, the Company and its controlling owners understood that such transfer of control had not occurred. In view of the stalemate, an arbitration proceeding was incepted.

Before the rendering of the arbitration award, on January 5, 2007, Sendas S.A. notified the Company, exercising its right to barter the total amount of the paid-in shares owned by it for preferred shares issued by the Company, in accordance with Clause 6.9.1 of Sendas Distribuidora’s Shareholders’ Agreement, by conditioning the effective performance of the barter to the occasional unfavorable arbitration award that might be rendered against itself. Still, as an alternative to the barter right, the Company could acquire the shares owned by Sendas S.A.

On April 29, 2008, the arbitration tribunal concluded in favor of the Company, and ruled that its controlling interest had not been sold. Consequently, one started negotiations between the Company and Sendas S.A. to effectively perform the abovementioned barter right. Thus, the purpose of this present deal is to perform the Company’s right to acquire the shares issued by Sendas Distribuidora, owned by Sendas S.A., as an alternative to the exercise of Sendas S.A.’s barter right.

6.    Provide analysis of the benefits, costs and risks of the deal

The Company is a domestic leader in the retail sector. Holding 100% of Sendas Distribuidora’s controlling interest represents a strategic movement that will enable consolidate and strengthen the transactions made in the State of do Rio de Janeiro, by providing a greater administrative and operational flexibility, in order to maintain leadership in that State. The deal will also extinguish the shareholders agreement of Sendas Distribuidora, with all of its provisions.

7.    Inform the costs to be incurred by the Company should the deal fail to be approved

Approximately R$ 1,500,000.00 with consultants.

8.    Describe the sources of funds for the deal

Company’s cash reserves.

9.    Describe the managers’ plans for the company whose control has been or will be acquired

The plans involve an even greater improvement to Rio de Janeiro stores, thus consolidating and maintaining market leadership, as well as focusing on broadening productivity and profits.

10.  Provide a grounded declaration of the managers towards the approval of the deal

The company management believes that the acquisition of Sendas Distribuidora shall strengthen its competitive position in Rio de Janeiro, increase value generation for Grupo Pão de Açúcar and its shareholders, for which reason one recommends the approval of the transaction without qualification or restriction.

11.  Describe any existing corporate relationship, even indirect, between:

a.      Any of the Sellers or the company whose control has been or will be acquired; and

b.      Parties related to the company, as defined by the accounting rules on the matter

See item 3(c) above.

12.  Provide details of any deal closed along the past two (2) years by parties related to the company, as defined by the accounting rules on the matter, that hold company interests or other securities or bonds of the company whose control has been or will be acquired

None.

13.  Provide copies of all the studies and appraisal reports prepared by the company or third parties, which have been the basis for negotiating the price of the deal

The appraisal report is available to shareholders in the Company’s headquarters located at Avenida Brigadeiro Luís Antônio, nº 3.142, the Capital of the State of São Paulo and the Company’s Investors Relations site (www.gpari.com.br), as well in the BM&FBOVESPA (www.bmfbovespa.com.br) and Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

14.  As regards third parties who have prepared studies or appraisal reports

a.      Inform the name

PricewaterhouseCoopers Corporate Finance & Recovery Ltda.

b.      Describe its qualifications

The appraiser has large experience for the preparation of the appraisal report as can be noted in its website (www.pwc.com.br).

c.      Describe how they were selected

The appraiser was selected after listing and comparison with other companies that provide this kind of service, based on their quality and experience in similar jobs.

d.      Inform whether they are parties related to the company, as defined by the accounting rules on the matter

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. is not a Company’s related part.

13.2    Compensation of the Board of Directors, Board of Executive Officers and Fiscal Council

Amounts expected for fiscal year 2012

(amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	14	12	3	29
Fixed Annual Compensation
Salary or pro-labore	0	16,401,580	504,000	16,905,580
Direct or inderect benefits	0	2,774,395	0	2,774,395
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	25,610,114	0	25,610,114
Attendance to meetings	7,768,400	0	0	7,768,400
Commissions	0	0	0	0
Others	67,800	0	0	67,800
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	16,642,548	0	16,642,548
Total compensation	7,836,200	61,428,637	504,000	69,768,837

Amounts paid in 2011

(amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	14	11,67	3	28,67
Fixed Annual Compensation
Salary or pro-labore	0	14,510,921	432,000	14,942,921
Direct or inderect benefits	0	2,012,539	0	2,012,539
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing		23,149,407	0	23,149,407
Attendance to meetings	7,537,000	0	0	7,537,000
Commissions	0	0	0	0
Others	37,397	0	0	37,397
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	13,132,702	0	13,132,702
Total compensation	7,574,397	52,805,569	432,000	60,811,966

Amounts expected for fiscal year 2011, according to Formulário de Referência of 2011

(amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	14	11	3	28
Fixed Annual Compensation
Salary or pro-labore	0	14,335,150	432,000	14,767,150
Direct or inderect benefits	0	2,397,990	0	2,397,990
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	22,301,500	0	22,301,500
Attendance to meetings	7,541,400	0	0	7,541,400
Commissions	0	0	0	0
Others	234,200	0	0	234,200
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	14,742,400	0	14,742,400
Total compensation	7,775,600	53,777,040	432,000	61,984,640

The reason for the difference between expected and paid amounts for the year of 2011 to the Board of Executive Officers on Remuneration and Profit Sharing items is the increase of the number of executive officers from eleven to twelve from May 2011 and the increase in remuneration of part of the Board of Executive Officers, However the total remuneration paid for the Board of Executive Officers in 2011 was smaller than the expected,

The reason for the difference between the expected and paid amounts for the year 2011 to the Board of Directors is the effective participation of its members and any meeting cancellation.

Amounts paid in 2010

(amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	14	11	3	28
Fixed Annual Compensation
Salary or pro-labore	0	13,033,027	432,000	13,465,027
Direct or inderect benefits	0	1,875,566	0	1,875,566
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	23,789,333	0	23,789,333
Attendance to meetings	7,198,600	0	0	7,198,600
Commissions	0	0	0	0
Others	101,000	0	0	101,000
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	14,742,400	0	14,742,400
Total compensation	7,299,600	53,440,326	432,000	61,171,926

Amounts paid in 2009

(amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	13,83	10,17	2,25	26,25
Fixed Annual Compensation
Salary or pro-labore	0	11,564,790	360,000	11,924,790
Direct or inderect benefits	0	1,131,922	0	1,131,922
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	24,963,425	0	24,963,425
Attendance to meetings	6,900,000	0	0	6,900,000
Commissions	491,400	0	0	491,400
Others	94,143	0	0	94,143
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	10,823,921	0	10,823,921
Total compensation	7,485,543	48,484,058	360,000	56,329,601

13.3    Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Except for the compensation based on the number of hours effectively dedicated to our Company, the members of the Board of Directors and Fiscal Council do not receive variable compensation for the performance of their duties. Below we present the variable compensation of the members of the Board of Executive Officers estimated to be paid in 2011, and the amounts paid in 2010.

Amounts expected for fiscal year 2012

Board of Executive Officers

(amounts in R$, when applicable)

Number of members	12
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	30.732.136
Estimated amount – goals met	25.610.114

Amounts referring to fiscal year 2011

(amounts in R$, when applicable)	Board of Executive Officers
Number of members [1]	11,67
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	33.452.250
Estimated amount – goals met	22.301.500
Amount effectively recognized	23.149.407

1 The number of members in the Board of Executive Officers informed in the table above corresponds to the annual average number of Executive Officers ascertained on a monthly basis, as follows:

Month	Nº of Members of Board of Executive Officers
January	11
February	11
March	11
April	11
May	12
June	12
July	12
August	12
September	12
October	12
November	12
December	12
Total	140
Total Number of Members / 12	11,67

Amounts referring to fiscal year 2010

(amounts in R$, when applicable)	Board of Executive Officers
Number of members [1]	11
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	27,000,000
Estimated amount – goals met	18,000,000
Amount effectively recognized	23,789,333

1  The number of members in the Board of Executive Officers informed in the table above corresponds to the annual average number of Executive Officers ascertained on a monthly basis.

Amounts referring to fiscal year 2009

(amounts in R$, when applicable)	Board of Executive Officers
Number of members [1]	10,17
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	27,000,000
Estimated amount – goals met	18,000,000
Amount effectively recognized	24,963,425

1  The number of members in the Board of Executive Officers informed in the table above corresponds to the annual average number of Executive Officers ascertained on a monthly basis.

13.13 Percentage of total compensation received by administrators and Fiscal Council members that are related to controlling shareholders

Amounts referring to fiscal year 2011

Board of Directors	Board of Executive Officers	Fiscal Council	Total
91.57%	0%	0%	91.57%

Amounts referring to fiscal year 2010

Board of Directors	Board of Executive Officers	Fiscal Council	Total
93.67%	0%	0%	89.74%

Amounts referring to fiscal year 2009

Board of Directors	Board of Executive Officers	Fiscal Council	Total
92.79%	0%	0%	89.74%

13.14 Compensation of administrators and Fiscal Council members, grouped by body, received for any reason other than their function

Amounts referring to fiscal year 2011

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0,00	R$ 0,00	R$ 0,00	R$ 0,00

Amounts referring to fiscal year 2010

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0,00	R$ 0,00	R$ 0,00	R$ 0,00

Amounts referring to fiscal year 2009

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0,00	R$ 3,693,000,00 [1]	R$ 0,00	R$ 3,693,000,00

1 Amount related to services rendered for consulting  related to management of operations in Rio de Janeiro (Sendas Distribuidora) and the Northeast (CBD), as well as to the integration process between the Company and Via Varejo (then still named Globex Utilidades), by Galeazzi e Associados, a firm controlled by out former CEO Mr. Claudio Eugênio Stiller Galeazzi.

Proposal of the Management – Capitalization of the Reserve

Dear Shareholders:

1. On the Annual and Special Shareholders Meeting of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO held on March 31, 2011, was approved the retention of the portion of R$514,725,583.07 of net income of the fiscal year of 2010, being R$463,253,024.76 for purposes of Reserve for Expansion (art. 35 of Company’s Bylaws) and R$51,472,558.31 based on art. 196 da Law 6.404/76.

2. With the implementation of the adjustments regarding the enforcement of the new international accounting standards, the portion of the retained net income of the fiscal year of 2010 changed to R$358,413,641.91, being R$322,572,277.72 of the Reserve of Expansion and R$35,841,364.19 of capital budgeting, with no adjustments on the results but sole against net equity of the fiscal year of 2010, as described herein:

Adjustments in order to IFRS adoption
Adjustment of PPA Nova Casa Bahia S.A.[1]	(R$103,924,141.18)
Further Adjustments	(R$52,386,731.30)
Total	(R$156,310,872.48)

1 Please check Note N. 16 ‘a’, of the financial statements of fiscal year of 2011 (http://www.mzweb.com.br/grupopaodeacucar/web/arquivos/GPA_DFP_2011_PORT.pdf)

3. The destination of the retained profit of 2010 was the herein:

(i) The Company’s Investment Plan for 2011 was up to R$1,410,000,000.00. However, the investment accomplished by the Company was R$1,582,723,505.47, being R$245,778,959.24 for purposes of the opening of new stores and acquisition of real estate, R$660,803,408.08 for purposes of store renovations and conversions and R$676,141,138.15 for infrastructure (IT and Logistics among others);

(ii) The Reserve for Expansion, on the amount of R$322,572,277.72, and the retention for purposes of Capital Budgeting, on the amount of R$35,841,364.19, were used for the execution of the investments accomplished. The gap on an amount of R$853,163,481.09, were supported by own resources from the Company, as well as resources obtained by means of third parties.

4. The Board of Executive Officers of the Company hereby proposes to the Annual and Special Shareholders Meeting which will be held on April 27, 2012 to increase the capital stock of the Company in the amount of R$358,413,641.91, without the issuance of new shares, through the capitalization of resources arising from the Reserve for Expansion in the amount of R$322,572,277.72 and from the Reserve of Earnings Retention based on the Capital Budgeting in the amount of R$35,841,364.19, both related with the fiscal year of 2010.

5. The aforementioned capitalization is justified to the extent that said amounts have already been used as part of the Company’s investment plan.

6. If said proposal is approved, the capital stock of the Company will be R$6,129,920,251.81 (six billion, one hundred twenty-nine million, nine hundred and twenty thousand, two hundred and fifty-one Reais and eighty one cents) and, as a result, the article 4 of the By-laws shall become effective as follows:

“ARTICLE 4 - The Company’s Capital Stock is R$6,488,333,893.72 (six billion, four hundred eighty-eight million, three hundred thirty-three thousand eight hundred and ninety-three Reais and seventy two cents), entirely paid in and divided into 260,274,653 (two hundred sixty million two hundred seventy-four thousand, six hundred fifty-three) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 160,594,802 (one hundred sixty million, five hundred ninety-four thousand, eight hundred and two) preferred shares”

7. In accordance with Article 11, item I, of CVM Instruction 481/2009, follows herein the caput  of Article 4thº of Company’s By-laws with the proposed alterations featured.

“ARTICLE 4 - The Company’s Capital Stock is ~~R$ 6.129.920.251,81 (six billion, one hundred twenty-nine million, nine hundred and twenty thousand, two hundred and fifty-one Reais and eighty one cents)~~, R$ 6,488,333,893.72 (six billion, four hundred eighty-eight million, three hundred thirty-three thousand eight hundred and ninety-three Reais and seventy two cents) entirely paid in and divided into 260.274.653 (two hundred sixty million two hundred seventy-four thousand, six hundred fifty-three) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 160,594,802 (one hundred sixty million, five hundred ninety-four thousand, eight hundred and two) preferred shares”

8. In accordance with Article 11, item II of CVM Instruction 481/2009, such modification, legally, does not represent any loss for Company’s shareholders, since the capital increase, once approved, shall benefit every single shareholder, and there will not have issuance of new shares.

9. The members of the Board of Executive Officers attending the Shareholders Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present to which we expect the due approval.

São Paulo, April 11, 2012.

BOARD OF EXECUTIVE OFFICERS

Annex 14 of CVM Instruction 481/2009 – Capitalization of Reserves

1.     State the amount of the increase and the new capital stock.

The Company’s capital increase totaled R$358,413,641.91, raising the capital stock from R$6,129,920,251.81 to R$6,488,333,893.72.

2.     State whether the capital increase will occur due to: (a) the conversion of debentures into shares; (b) the exercise of subscription rights or subscription warrants; (c) the capitalization of profits or reserves; or (d) the subscription of new shares.

The capital increase will occur due to the capitalization of the Expansion Reserve and Retained Earnings based on the Capital Budgeting, without the issuance of new shares.

3.     Explain, in detail, the reasons for the capital increase and its legal and economic consequences.

Said capitalization is justified since the funds in the Expansion Reserve and Retained Earnings based on the Capital Budget have already been fully allocated within the Company’s investment plan.

4.     Provide a copy of the Fiscal Council Report.

See Annex I.

5.     In the case of capital increase through the subscription of shares.

Not applicable.

6.     In the case of a capital increase through the capitalization of profits or reserves:

a.      State whether the transaction will imply changes to the par value of the shares, if any, or the distribution of new shares to shareholders.

The Company’s shares have no par value. The proposed increase, to be carried out through the capitalization of the expansion reserve and retained earnings based on the capital budget, will not result in the distribution of new shares to shareholders.

b.      State whether the capitalization of profits or reserves will be exercised with or without changes in the number of shares, in the case of companies whose shares have no par value.

The capitalization of the expansion reserve and retained earnings will be carried out without altering the number of shares issued by the Company.

c.      In the case of distribution of new shares.

Not applicable.

d.      State the period established in paragraph 3 of Article 169 of Law 6404 of 1976.

Not applicable.

e.      State and provide information and the documents required in item 5 above, when applicable.

Not applicable.

7.     In case of a capital increase due to conversion of debentures into shares or by exercising subscription warrants.

Not applicable.

Annex to Annex 14 of CVM Instruction 481/2009 – Capitalization of Reserves

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

FISCAL COUNCIL REPORT

The Fiscal Council, on this date and by conference call, examined the following Management Proposals:

1.            Management Proposal related to the increase in the Company’s capital stock in the amount of R$358,413,641.91, without the issuance of new shares, through the capitalization of resources arising from: (i) Reserve for Expansion, constituted at the Shareholders Meeting held on April 29, 2010, in the amount of R$322,572,277.72; and (ii) Reserve of Earnings Retention based on the Capital Budgeting in the amount of R$35,841,364.19. The referred capitalization is justified once the presented amounts were used within the Investment Plan of the Company.

In accordance with our examination, information and clarifications, the Fiscal Council report that the proposals aforementioned are suitable with said subjects and these proposals are in condition to be appreciated by the shareholders at the Annual and Special Shareholders Meeting.

São Paulo, April 11, 2012.

Management Proposal – Capitalization of the Goodwill Special Reserve Portion

Dear Shareholders: The Board of Executive Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, pursuant to the provisions in the “Goodwill Amortization Structure and Schedule Agreement” executed by the members of the Diniz family (per se and by its affiliates) and Casino, with the Company’s intervention, on June 22, 2005 and amended on September 28, 2006 (“Goodwill Agreement”), and after the analysis of the Management Report and the Financial Statements for the year ended December 31, 2011, proposes the General Meeting the increase in the Company’s capital stock in the amount of R$ 200,905,749.69, by means of the capitalization of the goodwill special reserve portion, in the amount equivalent to the effective income tax amount no longer collected by the Company in calendar year 2011 due to the goodwill amortization paid by the Casino Group in the acquisition of its respective investment in the Company.

As provided for by the Goodwill Agreement, 20% of the total increase amount, that is, R$ 40,181,206.41, will be capitalized without the issue of new shares, benefiting all shareholders and 80% of the total increase amount, that is, R$160,724,543.28, will be capitalized in benefit of the Company’s controlling shareholder, Wilkes Participações S.A., joint-stock company duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, headquartered in the city of São Paulo, State of São Paulo, Brazil, at Av. Brigadeiro Luis Antônio, 3126, and registered under Corporate Taxpayer’s ID the National Registration of Legal Entities (CNPJ/MF) 04.745.350/0001-38 (“Wilkes”), pursuant to Article 7, caput of CVM Instruction no. 319/99, by means of the issue of new preferred shares. Such amount represents R$ R$56.47 less than the amount of R$160,724,599.75, established by the Notice of the Ordinary and Extraordinary General Meeting to be held on April 27, 2012, which correspond to a portion of the increasing to be capitalized in favor of the Company’s Shareholders. Referred difference, on the amount of R$ 56.47, shall be add to the portion of the increasing of R$40,181,149.94, which shall be capitalized in favor of every single shareholder, accomplishing the amount of R$ 40,181,206.41.

The Company’s shareholders will have the preemptive right, pursuant to paragraph 2nd of Article 171 of Law 6,404/76. Should any shareholder decide to exercise the preemptive right, the amounts paid by the shareholder will be directly delivered to Wilkes. The preemptive right shall be exercised within thirty (30) consecutive days, as of the publication of a Notice to Shareholders informing on the start of such a term.

The issue price was determined based on the weighted average of the fifteen (15) trading sessions prior to the publication of the first Call Notice of the General Meeting which will discuss the proposed capital increase, in accordance with item III of paragraph 1 of Article 170 of Law 6,404/76 (as amended), corresponding therefore to R$ 85.66 per preferred share. Thus, 1,876,308 preferred Company shares will be issued, totaling R$ 160,724,543.28.

Thus, in view of the approval of (i) the Management Proposal of April 11, 2012, to capitalize the Expansion Reserve and Profit Retention Reserve based on the Capital Budgeting, resulting in the increase of Company’s capital stock dated on March 31, 2011; and (ii) the present Proposal by Shareholders, the Company’s capital stock will change of R$ 6,488,333,893.72 (six billion, four hundred eighty-eight million, three hundred thirty-three thousand eight hundred and ninety-three Reais and seventy two cents) to R$ 6,689,239,643.41 (six billion, six hundred eighty nine million, two hundred and thirty-nine thousand six hundred and forty-three Reais and forty one cents), divided into 262,150,961   shares with no par value, of which 99,679,851 are common shares and 162,471,110  are preferred shares.

Subsequently, the caput of Article 4th of the Company’s Bylaws will become effective with the following wording:

“ARTICLE 4 - The Company’s Capital Stock is R$ 6,689,239,643.41 (six billion, six hundred eighty nine million, two hundred and thirty-nine thousand six hundred and forty-three Reais and forty one cents) entirely paid in and divided into 262,150,961 (two hundred sixty-two million, one hundred and fifty thousand, nine hundred sixty-one) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) are common shares and 162.471.110 (one hundred sixty-two million, four hundred seventy-one thousand, one hundred and ten) are preferred shares”

In accordance with article 11, item I, of ICVM 481/2009, follows herein the chapeau of article 4th of the Company’s Bylaws with the proposed alterations:

“ARTICLE 4 - The Company’s Capital Stock is ~~R$ 6,488,333,893.72 (six billion, four hundred eighty-eight million, three hundred thirty-three thousand eight hundred and ninety-three Reais and seventy two cents~~)  R$ 6,689,239,643.41 (six billion six hundred and eighty-nine million, two hundred thirty nine thousand, six hundred forty-three Dollars and forty cents) entirely paid in and divided into ~~260,274,653 (two hundred sixty million two hundred seventy-four thousand, six hundred fifty-three)~~ 262,150,961 (two hundred sixty-two million, one hundred and fifty thousand, nine hundred sixty-one) shares with no par value, of which are common shares and ~~160,594,802 (one hundred sixty million, five hundred ninety-four thousand, eight hundred and two~~ 162.471.110 (one hundred sixty-two million, four hundred seventy-one thousand, one hundred and ten) are preferred shares.”

In accordance with article 11, item II of ICMV 481/2009, the alteration hereafter proposed, legally, does not imply any loss for Company’s shareholders, since the every single shareholder of the company shall be able to exercise its right of preference, under the terms of the Notice to Shareholders, which shall be published after the Ordinary and Extraordinary General Meeting, once this proposal is approved.

The Members of the Company’s Management attending the Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present, to which we expect the due approval.

São Paulo, April 11, 2012.

BOARD OF EXECUTIVE OFFICERS

Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

1. State the amount of the increase and the new capital stock.

The Company’s capital increase totaled R$200,905,749.69, raising the capital stock from R$6,488,333,893.72 to R$6,689,239,643.41.

2. State whether the capital increase will occur due to: (a) the conversion of debentures into shares; (b) the exercise of subscription rights or subscription warrants; (c) the capitalization of profits or reserves; or (d) the subscription of new shares.

The capital increase will occur due to the capitalization of the Expansion Reserve and Retained Earnings based on the Capital Budgeting, without the issuance of new shares. As described herein.

3. Explain, in detail, the reasons for the capital increase and its legal and economic consequences.

The increase in capital is made due the capitalization of the goodwill special reserve portion, on the amount of the effective fiscal credit earned by the Company n the year of 2011, equivalent to R$200,905,749.69, due the amortization of the goodwill paid by Grupo Casino on the acquisition of its respective investment on the Company, as provided on the “Goodwill Amortization Structure and Schedule Agreement” established by Família Diniz (per se or by its affiliates) and Casino, with the Company as intervener, on June 22, 2005 and amended on September 28, 2006 (“Goodwill Agreement”).

In accordance with the Goodwill Agreement, 20% of the total increasing, R$40,181,206.41, shall be capitalized with no issuing of new shares, in benefit of all shareholders and 80% of total increasing, R$160,724,543.28, shall be capitalized in benefit of the Company’s controlling shareholder, Wilkes Participações S.A., an incorporated company dully incorporated under the laws of Brazil, headquartered at Av. Brigadeiro Luís Antônio, No. 3.126, and registered on the Brazilian tax payer number under the No. 04.745.350/0001-38 (“Wilkes”), under the terms of article 7th if CVM Instruction 319/99, by the issuing of new preferred shares. Such amount is R$ 56.47 less than the amount of R$160,724,599.75, as disclosed by the Call Notice of the Ordinary and Extraordinary General Meeting to be held on April 27, 2012, which correspond to the portion to be capitalized in benefit of the Company’s controlling shareholder. The referred gap, on the amount of R$ 56.47 shall be added to the portion of the increasing of R$ 40,181,149.94, in which shall be capitalized in benefit of the shareholders, reaching an amount of R$40,181,206.41.

In connection with the capital increasing with issuing of new shares, shall be assured to the Company’s shareholders the preemptive right, under the terms of Paragraph 2nd, of Art. 171 of Law 6.404/76. In case of exercise of preemptive right by any of the shareholders, the amounts paid by this shareholders shall be forwarded to Wilkes. The preemptive right shall be exercised in the period of thirty (30) calendar days, starting by the publication of the Notice to Shareholders disclosing the beginning of the period.

4. Provide a copy of the Fiscal Council Report.

Please check Annex I.

5. In the case of capital increase through the subscription of shares

a. Describe the destination of the resources

The proceeds will be fully allocated to the Company’s capital.

b. Inform the number of stocks issued of each type and class

A total of 1,876,308 preferred shares will be issued.

c. Describe the rights, advantages and restrictions of the shares to be issued

Preferred shares will be entitled the following advantages and preferences:

(i)      Priority in capital refund, whose amount will be calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in case the Company is liquidated;

(ii)     Priority in receiving minimum annual dividend, non-cumulative, in the amount of R$0.08 per one (1) preferred class A share;

(iii)    Participation with the same conditions granted to common shares in the distribution of bonus shares resulting from the capitalization of reserves or accrued profits; and

(iv)    Participation in receiving the dividend provided for in article 35, IV, item “c” of the Bylaws, which shall be distributed to the common and preferred shares in such a manner that each preferred class A share will receive a dividend that is ten percent (10%) higher than the one attributed to each common share, pursuant to article 17, paragraph 1 of Law 6,404/76, amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to preferred shares, the amount paid as minimum dividend pursuant to item “b” of this Paragraph 1st.

d. Inform whether the subscription will be public or private

Private subscription.

e. For a private subscription, inform if related parties, as defined by the accounting rules addressing this matter, will subscribe shares in the capital increase, reporting the respective amounts, if such amounts are already known.

Pursuant to item 3 above, 80% of the total increase, that is R$ 160,724,543.28, will be capitalized to the benefit of Wilkes, pursuant to article 7, caput, of Instruction CVM 319/99. The effective number of shares subscribed by Wilkes will be known after the end of the deadline for the exercise of the preemptive right by the minority shareholders as described in item 3 above.

f. Inform the issuance price of the new shares, or the reasons why the board of directors should be in charge of setting it, for public distributions.

R$85.66 (eighty-five Reais and sixty six cents) per preferred share.

g. Inform the face value of the shares issued or, for non-par shares, the portion of the issuance price that will be allocated to the capital reserve.

Not applicable

h. Management’s opinion on the effects of the capital increase, especially with regard to the dilution caused by the increase.

Pursuant to item 3 above, 20% of the total increase, that is R$ 40,181,206.41, will be capitalized without the issuance of new shares, to the benefit of all shareholders, and 80% of the total increase, that is R$ 160,724,543.28, will be capitalized to the benefit of Wilkes, pursuant to article 7, caput of Instruction CVM 319/99, through the issuance of new preferred class A shares. Since upon the issuance of new shares the Company’s shareholders will be ensured the preemptive right, pursuant to paragraph 2 of article 171 of Law 6,404/76, there will be no harm or dilution to the other shareholders of the Company.

i. Inform the criteria to calculate the issuance price and justify in details the economic aspects that have led to this choice.

The issue price was determined based on the weighted average of the fifteen (15) trading sessions prior to the publication of the first Call Notice of the General Meeting which will discuss the proposed capital increase, in accordance with item III of paragraph 1 of Article 170 of Law 6,404/76 (as amended), corresponding therefore to R$85.66 (eighty-five Reais and sixty six cents) per preferred share.

j. In case the issuance price was set with a premium or discount over the market value, identify the reason for such premium or discount, and explain how it was determined.

Not applicable.

k. Provide a copy of all reports and studies that supported the determination of the issuance price.

In accordance with item “j” above, the issuance price will be defined based on the average of fifteen (15) prior trading sessions before the first Call Notice of the Annual and Special Shareholders Meeting in which the shareholders will deliberate to. See Exhibit II, in which contain the referred quotation.

l. Inform the quotation of each type and class of the Company’s shares in the markets where they are traded, including:

i.        Minimum, average and maximum quotation in each of the last three (3) years (Amounts in R$ per share)

PCAR4

Date	Minimum	Maximum	Medium
2009	27,97	65,02	41,75
2010	54,42	71,20	62,10
2011	56,00	73,25	64,67

ii.      Minimum, average and maximum quotation in each quarter of the last two (2) years (Amounts in R$ per share)

PCAR4

Date	Minimum	Maximum	Medium
1T2010	57,65	68,19	62,57
2T2010	54,42	64,11	59,26
3T2010	56,15	64,50	60,34
4T2010	59,33	71,20	66,40
1T2011	58,93	70,21	64,16
2T2011	62,30	73,25	67,54
3T2011	56,00	72,99	62,76
4T2011	56,05	68,84	64,30

iii.     Minimum, average and maximum quotation in each of the last six (6) months (Amounts in R$ per share)

PCAR4

Date	Minimum	Maximum	Medium
Out/11	56,05	68,84	63,22
Nov/11	59,58	66,15	63,07
Dez/11	64,49	68,75	66,49
Jan/12	66,00	73,00	69,65
Fev/12	73,25	80,00	75,90
Mar/12	79,80	87,45	84,08

iv.     Average quotation in the last 90 days (Average quotation from January , 2012 to April 11, 2012): PCAR4: R$ 79.2185 per share.

m. Inform the shares’ issuance price in capital increases made in the last three (3) years

Date	Total Amount	Issued Shares	Shares’ Issuance Price
April 04, 2009	R$88.780.155,73	80% of the increase of the capital stock was converted on 2,197,528 preferred shares	R$ 32,32 per share
September 21, 2009	R$664.361.840,00	16.609.046 preferred shares class B	R$ 40,00 per share
March 29, 2010	R$83.908.229,25	80% of the increase of the capital stock was converted on 1.111.551 preferred shares class A	R$ 60,39 per share
March 31, 2011	R$105.674.982,41	80% of the increase of the capital stock was converted on 1.354.156 preferred shares	R$ 62,43 per share

n. Percentage of potential dilution resulting from the issuance

There will be no dilution, as described in item 5 (h) above.

o. Inform the deadlines, conditions and means of subscription and payment for the shares issued

Described in item 3 above.

p. Inform if the shareholders will be granted the preemptive right to subscribe the new shares issued and provide details on the terms and conditions this right is subject to

Upon the issuance of new shares, the Company’s shareholders will be granted the preemptive right, pursuant to paragraph 2 of article 171 of Law 6,404/76. If any shareholder decides to exercise his preemptive right, the amounts paid by him will be transferred directly to Wilkes. The preemptive right shall be exercised within up to thirty (30) calendar days following the publication of the Notice to Shareholders informing on the beginning of such deadline.

Shall have the right to participate on capital increasing the Company’s shareholders on the date of the Annual and Special Shareholders Meeting of 2012. The stocks acquired from April 30, 2012, including, shall not have the right of subscription.

The preemptive right of Company’s shareholders Will be exercised on the proportion of 0.72154018% on new preferred shares, under the terms of art. 171, caput, of Law 6.404/76.

There will not be a new general Meeting for purposes of ratifying the Company’s capital increasing after the preemptive period.

q. Management proposal for the treatment of occasional unsubscribed shares.

There will be no unsubscribed shares since all preferred shares to be issued will be capitalized to the benefit of Wilkes, observing the Company’s shareholders’ preemptive right, pursuant to item 5 “p” above.

r. Describe in detail the procedures to be adopted in case a partial homologation is expected for the capital increase.

Not applicable.

s. In case the issuance price is fully or partially realized in assets:

Not applicable.

6.      In the case of a capital increase through the capitalization of profits or reserves:

a.      State whether the transaction will imply changes to the par value of the shares, if any, or the distribution of new shares to shareholders.

The Company’s shares have no par value. The proposed increase, to be carried out through the capitalization of the expansion reserve and retained earnings based on the capital budget, will represent the issuing of new shares, and that a portion of the capital increasing representing 80% of total amount shall be issued by means of particular subscription, with the issuing of new shares in benefit of Wilkes, reserved the preemptive right in accordance with item 5 h above, and the remaining portion, representing 20% of the total amount, shall be capitalized with no issuing of new shares, in benefit of all shareholder, as described on item 3 above.

b.      State whether the capitalization of profits or reserves will be exercised with or without changes in the number of shares, in the case of companies whose shares have no par value.

In accordance with item 3 above, 20% of total amount shall be capitalized with no issuing of new shares, in benefit of all shareholders and 80% of the total amount of capital increasing shall be capitalized in benefit of Wilkes, under the terms of art. 7th of Instruction CVM 319/99, by means of issuing of new preferred shares.

c. In the case of distribution of new shares

i. To inform the number of shares issued by each class and type.

Shall be issued 1,876,308 preferred shares.

ii. To inform the percentage of shareholders that shall receive stocks.

Every new shares, corresponding to 80% of capital increasing, shall be issued in benefit of Wilkes, being assured the preemptive right, in accordance with item 3 above.

iii. Describe the rights, advantages and restrictions assigned to the stocks to be issued

The new preferred shares shall have the same rights and characteristics of the preferred shares yet issued, but shall not receive the dividends of the period of the fiscal year ended on December 31, 2011.

iv. Inform the cost of acquisition, in Reais per stock, to be assigned to shareholders for purposes of art. 10 of Law 9.249, of December 29, 1995.

R$ 85,66 (eighty-five Reais and sixty six cents).

v. Inform the treatment of the portions, if applicable.

Not applicable.

d.     State the period established in paragraph 3 of Article 169 of Law 6404 of 1976.

Not applicable.

e.      State and provide information and the documents required in item 5 above, when applicable.

Not applicable.

7.   In case of a capital increase due to conversion of debentures into shares or by exercising subscription warrants.

Not applicable.

Annex I to Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

FISCAL COUNCIL REPORT

The Fiscal Council, on this date and by conference call, examined the following Management Proposals:

Management Proposal related to the increase in the Company’s capital stock in the amount of R$ 200,905,749.69, by means of capitalization of resources arising from: (i) Capitalization of the Goodwill Special Reserve Portion, on an amount equivalent to the effective fiscal credit earned by the Company for the fiscal year ended on 2011, due the amortization of the goodwill paid by Grupo Casino on the acquisition of its respective investment on the Company.

In accordance with our examination, information and clarifications, the Fiscal Council report that the proposals aforementioned are suitable with said subjects and these proposals are in condition to be appreciated by the shareholders at the Annual and Special Shareholders Meeting.

São Paulo, April 11, 2012.

Annex II to Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

Evolution of PCAR4 quotation in the fifteen (15) trading sessions prior to the publication of the first Call Notice of the Shareholders Meeting

Date	PCAR4 (R$) Quotation
March 21, 2012	R$ 84.31
March 22, 2012	R$ 83.08
March 23, 2012	R$ 82.84
March 26, 2012	R$ 85.85
March 27, 2012	R$ 87.41
March 28, 2012	R$ 86.25
March 29, 2012	R$ 86.07
March 30, 2012	R$ 86.22
April 2, 2012	R$ 87.68
April 3, 2012	R$ 87.00
April 4, 2012	R$ 85.59
April 5, 2012	R$ 86.37
April 9, 2012	R$ 86.06
April 10, 2012	R$ 84.90
April 11/, 2012	R$ 85.97
Average	R$ 85.66

Management Proposal – Amendment to the Company’s Bylaws

Dear Shareholders: The Board of Executive Officers of the COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO proposes to the Shareholders’ Meeting the following changes in the By-laws:

(i)             Amending items ‘a’, ‘f’, ‘g’, ‘k’, ‘n’, ‘o’ and ‘u’, in § 1 of Article 2 of the By-laws, to standardize the list of activities undertaken by the Company and its subsidiaries;

(ii)            Including items ‘u’ and ‘v’ in § 1 of Article 2 of the By-laws, to contemplate the activities of “leasing and subleasing of its own or third-party furnishings” and “provision of management services”, with the consequent renumbering of the subsequent items; and

(iii)           Including the Sole Paragraph in Article 1 and amending Paragraph 2 of Article 12, toward conforming the text in the Company’s By-laws to the terms of the new Listing Regulations for Corporate Governance Level 1 of the BMF&BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

Accordingly, if this proposal is approved, the above-mentioned Articles will take effect with the redaction transcribed below:

“ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a stock corporation with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, No. 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment called Corporate Governance Level 1 for the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de Governança Corporativa da BM&FBOVESPA (“Level 1 Regulation”).”

“ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi-manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties; chemical products, accessories, dental care equipment, tools and equipment for surgery; production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Allopathic Drugstore or Pharmacy, Homeopathic Drugstore or Pharmacy, or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) utilization of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analyses, planning and market research;

r) performance of market tests for the launching of new products, packing and labels;

s) creation of strategies and analyses of "comportamento setorial de vendas" (sector sales behavior), of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose;

u) leasing and subleasing of its own or third-party furnishings;

v) provision of management services; and

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object, and in commercial enterprises of any nature.

Second Paragraph - The Company may guarantee or endorse business transactions of its interest, although it must not do so merely as a favor.”

“ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be 3 (three) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be.  The investiture of the members of the Board of Directors and the Executive Officers Committee shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall extend until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be recorded in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.”

In compliance with article 11, item I of ICVM 481/2009, a copy of the Company’s By-laws highlighting the proposed amendments is annexed to this administration proposal.

Furthermore, in compliance with the provision in article 11, item II of ICVM 481/2009 and considering their above-indicated justifications and origins, the amendments proposed herein have the following economic and legal fundamentals and effects:

Amendment	Economic Effects	Legal Effects
Change to items ‘a’, ‘f’, ‘g’, ‘k’, ‘n’, ‘o’ and ‘u’, in § 1 of Article 2	None	None
Inclusion of items ‘u’ and ‘v’, in § 1 of Article 2	None	None
Inclusion of the sole § of Article 1	None	The Company’s shareholders shall be automatically bound by the norms of the Level 1 Regulation.
Change to § 2 of Article 12	None

The investiture of the members of the Board of Directors and of the Executive Officers Committee shall be conditioned upon prior subscription of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as on compliance with the applicable legal requirements.

The Administrators present at the Shareholders’ Meeting will be ready to provide all the information that Shareholders deem convenient and necessary for their sovereign decisions. This is the proposal we have to offer, of which we hope for approval.

São Paulo, April 11, 2012.

BOARD OF EXECUTIVE OFFICERS

Annex to the Management Proposal – Amendment to the Company’s Bylaws

Copy of By-Laws containing highlighted the proposed amendments, according to the Article 11, item I, of CVM Instruction 481/2009.

“COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

Authorized-Capital Publicly-Held Corporation

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a stock corporation with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, No. 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment called Corporate Governance Level 1 for the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de Governança Corporativa da BM&FBOVESPA (“Level 1 Regulation”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi-manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a)         manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b)         international trade, including that involving coffee;

c)         importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d)         sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e)         sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f)          sale  of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g)         rental of ~~VCR tapes~~ any recorded media;

h)         provision of photo, film and similar studio services;

i)          execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j)          acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k)         provision of data processing services;

l)          building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m)        utilization of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o)         communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p)         purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q)         performance of studies, analysis, planning and markets research;

r)          performance of market test for the launching of new products, packing and labels;

s)         creation of strategies and analysis of "comportamento setorial de vendas", of special promotions and advertising;

t)          provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u)         leasing and subleasing of its own or third-party furnishings;

v)         provision of management services; and

w~~u~~)       representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is six billion, six hundred eighty-nine million, two hundred thirty-nine thousand, six hundred forty-three Brazilian Reais and forty-one cents (R$6,689,239,643.41), fully paid in and divided into 262,150,961 (two hundred sixty-two million, one hundred and fifty thousand, nine hundred sixty-one) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and 162,471,110 (one hundred sixty-two million, four hundred seventy-one thousand, one hundred and ten) are preferred shares.”

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common entitles its owner to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph - The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários").

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per 1 (one ) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 35, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of 3 (three) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of 400,000,000 (four hundred million) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.”

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS MEETING

ARTICLE 8 - The General Shareholders' Meeting is the meeting of the shareholders. The shareholders may participate at the General Shareholders' Meetings either in person or through attorneys-in-fact appointed as provided by law, in order to resolve upon the matters of interest of the Company.

ARTICLE 9 – The General Meeting shall be instated and chaired by the Board of Directors Chairman, in his absence, by the Chief Executive Officer and, in his absence, by an Officer appointed by the Board of Directors Chairman. The General Meeting shall be called by the Board of Directors Chairman and shall have the following attributions:

I – the amendment to the Company's Bylaws;

II – the appointment and removal of members of the Company's Board of Directors at any time;

III – the appointment and removal of the Chairman of the Company's Board of Directors;

IV – the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V – the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and/or any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI – the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII – the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII – the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX – the approval of the accounts of the liquidator(s);

X – the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI – the approval or the amendment of the annual operating plan;

XII – the approval of any agreement or the amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companies and affiliates thereto, exception made to those executed in the ordinary course of business, which should be contracted at arms length (market conditions);

XIII – the purchase, sale, disposal of or creation of lien on any asset of the Company or any other investment by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher;

XIV - the approval of request by the Company of self-bankruptcy or of protection under any bankruptcy or reorganization law;

XV – the approval of any delisting of shares of the Company for trading on stock exchanges or filing for new listings;

XVI –the approval of any change in the Company's dividend policy;

XVII - the approval of any financial arrangement, including the lending or borrowing by the Company of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months; and

XVIII - the approval of any joint venture of the Company with a third parties involving an individual investment or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to six (6) percent of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher.

ARTICLE 10 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be up to 3 (three) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be. The investiture of the members of the Board of Directors and the Executive Officers Committee shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13 - The Board of Directors shall consist of at least three (3) and no more than eighteen (18) members, all of whom must be shareholders of the Company, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - Considering the provisions of article 14, in the event of absence or temporary absence of any Director, that Director shall appoint, in writing, him/her replacement  among the other Board members. In this case, besides his/her own vote, the Board Member who is to replace the temporarily absent or impeded Board Member, shall also cast the vote of the member replaced. In the event of permanent vacancy of a Director´s office, the Chairman shall call a General Shareholders’ Meeting within 15 (fifteen) days from the date of the occurrence of vacancy to fulfill such position permanently, until the end of the relevant term in office.

ARTICLE 14 - The Board of Directors shall have a Chairman, appointed by the General Shareholders' Meeting.

Sole Paragraph - In the event of absence of the Chairman of the Board of Directors, he shall appoint, in writing, other Director to replace him, who will perform the Chairman’s duties. In the event of permanent vacancy of the Chairman, any of the Directors shall call a General Shareholders’ Meeting within 15 (fifteen) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least five times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director. Failure by the Chairman to call any meeting within 7 (seven) calendar days from the date of receipt of the request by any Director shall allow such Director to call the meeting.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made in writing, either by telex, facsimile or letter, at least 7 (seven) days prior to the date of each meeting, shall specify time and place and comprise a detailed agenda of the meeting. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal at the Company’s head office. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least 10 (ten) members of the Board of Directors, including those represented according to the sole paragraph of articles 13 and 14 above, shall be required for the installation of a meeting of the Board of Directors.

Fourth Paragraph – The Chairman of the Board of Directors, in each meeting of the Board of Directors, may invite members of the Advisory Board of the Company as guests, who may express their opinions and participate in the discussions, without the right to vote.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in its latter's absence, by other Director indicated by him.

Sole Paragraph – The resolutions of the Board of Directors shall be taken by majority of “ayes” cast by its members, and in case of a draw, the Chairman of the Board shall cast the tie braking vote, except as regards to the matters in which there is a conflict of interests, in which case the Chairman shall abstain from voting. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications, being construed as attending the meeting and being required to confirm their vote through a written representation forwarded to the Chairman of the Board by letter, by facsimile or by e-mail right after the end of the meeting. Once said representation has been received, the Chairman of the Board shall have been fully empowered to sign the minutes of the meeting in the name of said board member.

ARTICLE 17 - The Board of Directors shall have an Executive Secretary, appointed by majority of the Directors, whose duties shall be defined in the meeting at which he is appointed.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants;

h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) and up to the amount in Reais equivalent  to US$100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 1% (one percent) and up to 6% (six percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet, whichever is the higher;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to 0,5 (one half) and up to 2 (two) times EBITDA of the preceding 12 (twelve) months;

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S. Dollars) or up to an amount equal to 6% (six percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet, whichever is the higher to be submitted to the General Shareholders’ Meetings; and

q) approve any and all agreement or amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies and their affiliates, except from those matters under regular course of business, which shall be executed under market conditions (arms-length) to be submitted to the General Shareholders’ Meetings.

ARTICLE 19 – The Company shall have 3 (three) Special Committees, namely: (i) Human Resources and Compensation Committee; (ii) Financial Committee; and (iii) Development Sustainable Development Committee; which will be responsible for elaborating proposals or making recommendations to the Board of Directors, in their respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned.

First Paragraph - Each Special Committee shall be composed of no less than 3 (three) and up to 5 (five) members, for a term of office of 3 (three) years, reelection permitted . The members of each Special Committee shall be appointed by the Board of Directors, exclusively from among its members. The Board of Directors shall also appoint the Chairman of each Special Committee.

Second Paragraph - In the event of absence or temporary impediment of any member of any Special Committee, the absent member shall appoint, from among the other members of the Board of Directors, his or her replacement. In the event of vacancy, the Chairman of the Board of Directors shall call a General Meeting up to 7 (seven) days after the position has been confirmed verified vacant for the election of the new member of the Special Committee, until the end of the term of office. There is no prohibition against appointment of a member to more than one Special Committee during the same term of office.

Third Paragraph - The Special Committees shall hold meetings whenever called by the Chairman of Board of Directors, on his own initiative or per written request of any member of the Special Committees. Meetings of the Special Committees may be called by any member of the respective Committee whenever the Chairman of the Board of Directors does not respond to the request for call presented by said member within 7 (seven) consecutive days counting from the day of receipt of the request.

Fourth Paragraph - The duties of each Special Committee shall be established by the Board of Directors.

Section II

Executive Officers Committee (“Diretoria”)

ARTICLE 20 - The Executive Officers Committee (“Diretoria”) shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, one (1) being the Chief Executive Officer and the others Executive Officers.

ARTICLE 21 –The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer, shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within 30 (thirty) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within 15 (fifteen) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 22 - The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least 1/3 (one third) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 23 - In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

I - manage the Company’s business and ensure compliance with these bylaws;

II – ensure that the Company’s purpose is carried out;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Audit Committee, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 24 –The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call, install and preside the meetings of the Executive Officers Committee;

d) coordinate and conduct the process of approval of the annual/pluriannual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 25 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 26 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by 2 (two) Executive Officers, acting jointly, of whom one must always be the CEO or others Executive Officers to be appointed by the Board of Directors, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers of whom one must always be the CEO or other Executive Officer to be appointed by the Board of Directors;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

ADVISORY BOARD

ARTICLE 27 - The Company may have an Advisory Board, on a non-permanent basis, with up to thirteen (13) members, shareholders or not, appointed by the General Shareholders’ Meeting.

First Paragraph - The members of the Advisory Board shall have a term of office of 3 (three) years, reelection being permitted, and may receive the compensation set forth by the General Shareholders’ Meeting.

Second Paragraph – The Advisory Board, when installed, shall meet ordinarily once every six months and extraordinarily whenever called by the Chairman of the Board of Directors.

Third Paragraph - The call notices for the meetings of the Advisory Board shall appoint the agenda to be discussed, as well as the place, date and time of the meetings, and shall be sent by mail or facsimile, at least 5 (five) days prior to the meeting.

Fourth Paragraph - The resolutions of the Advisory Board shall be record in the proper book, which shall be signed by the present members.

ARTICLE 28 - It is incumbent upon the Advisory Board to:

a) recommend to the Board of Directors measures to be taken to ensure the preservation and development of Company business and activities; and

b) render opinion on any matters submitted to them by the Board of Directors.

CHAPTER VI

FISCAL COUNCIL

ARTICLE 29 – The Fiscal Council shall operate permanently and its members shall be annually appointed by the General Meeting.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted, and they shall remain in their positions until their successors take office.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 30 - The Fiscal Council shall be composed of no less than 3 (three) and up to 5 (five) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 31 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 32 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VII

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 33 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 34 - The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.

CHAPTER VIII

PROFIT DESTINATION

ARTICLE 35 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law.

ARTICLE 36 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of 60 (sixty) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 37 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER IX

LIQUIDATION

ARTICLE 38 - The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER X

FINAL PROVISIONS

ARTICLE 39 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 40 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.

ARTICLE 41 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.”

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 27, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.